

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

DIVISION OF
CORPORATION FINANCE
Mail Stop 5546

June 11, 2008

Via US Mail and facsimile (585) 218-4241

Mr. Stephen R. Wright
General Manager, Chief Executive Officer,
Chief Financial Officer and Secretary
Pro-Fac Cooperative, Inc.
590 Willow Brook Office Park
Fairport, New York 14450

Re: Pro-Fac Cooperative, Inc.
        Form 10-K for the year ended June 30, 2007
        File No.: 000-20539

Dear Mr. Wright:

        This letter is in response to your April 24, 2008 letter requesting that the staff grant relief from requiring Pro-Fac Cooperative, Inc. (the "Company") to amend its annual report on Form 10-K for the year ending June 30, 2007 ("Fiscal Year 2007") to include the separate financial statements of Bird Eye Holdings LLC ("Holdings") as required by Rule 3-09 of Regulation S-X. Based upon the rule, the Company is required to include the financial statements for Holding's fiscal years ended June 24, 2006 and June 25, 2005. We understand the Company represents that it no longer has significant influence and began accounting for the investment under the cost method at the beginning of Fiscal Year 2007.   We note that your request is the result of staff comments on your Form 10-K.

        Based upon the information provided in your, we are unable to waive the requirement for the Company to include the separate audited financial statements of Holdings required by Rule 3-09 of Regulation S-X in its annual report on Form 10-K for Fiscal Year 2007. We acknowledge that you may be unable to provide the financial statements of Holdings required by Rule 3-09. Until the company files the financial statements of Holdings, we will not declare effective any registration statements or post-effective amendments. In addition, you will not be in compliance with Item 13(a) (1) of the Proxy Rules and your filings will not be considered timely for the purposes of any continuous or shelf offerings.

Further, the company should not make offerings under effective registration statements or under Rules 505 or 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

- Offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
- Dividend or interest reinvestment plans;
- Employee benefit plans;
- Transaction involving secondary offerings; or
- Sales of securities under Rule 144.

The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3403.

Sincerely,

Steven Jacobs
Associate Chief Accountant